

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Catherine Berman
Chief Executive Officer
CNote Group, Inc.
2323 Broadway
Oakland, CA 94612

> **Re: CNote Group, Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 24, 2023**
> **File No. 024-12344**

Dear Catherine Berman:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A filed October 24, 2023

General

1.   It is unclear from your offering statement the amount of time that may pass between when an investor may submit a subscription request, and when you will close the loan. Please clarify whether this is a continuous offering, including whether you can and will readily accept a new subscription when presented. If you intend to hold off on accepting a subscription until other events occur, including having a new CFO loan to originate, please tell us how you concluded that you are engaged in a continuous offering of the notes. Refer to Rule 251 (d)(3)(i)(F) of Regulation A.

2.   We note that Section 3.8 of your Subscription Agreement, filed as Exhibit 1A-6A, includes the following language: "Investor has read all of the information in the Offering Statement, including the 'Risk of Investing' section". While it is generally appropriate to require an investor to confirm that they have received a copy of the 1-A or other documents, it is inappropriate to require an investor to confirm that they have read the documents. Please revise your disclosure to remove the requirement that an investor

confirm that they have read all of the information in the offering statement or provide your analysis as to why the requirement is appropriate.

Securities Being Offered
Description of Securities, page 17

3.   We note your disclosure regarding interest rates on page 17 that "[t]he Notes will be issued at annual interest rates between 1% and 7%. We will periodically file Supplements to our Offering Circular to establish the actual interest rate. If we wish to issue Notes with an interest rate outside that range, we will file an Offering Statement Amendment." Since the 1-A currently does not identify the rate at which you will offer the notes at the time it is qualified, please clarify whether you will offer at the current rate identified in your most recent supplement to your earlier 1-A offering or revise your offering statement to clarify the rate at which you will offer notes upon qualification.

4.   Revise this section to clarify, if true, that upon the completion of the 30-month term, you are required to repay the full principal amount of the note, plus any unpaid interest. Please describe any notice that you will provide to investors, and how you will make the repayments to investors (e.g. by check). Alternatively, to the extent that these notes can be rolled over, as you apparently provide for notes sold under Regulation D, as noted in the notes to financial statements, describe those features. Include how the interest rate is set, any notice you will provide to investors of the opportunity to roll over, and whether a note will roll over if an investor does not provide affirmative confirmation of their intention to roll over.

Governing Law, page 18

5.   We note that you are chartered in Delaware and that your legal opinion is based in Delaware law. However, you make various references to the binding nature of California law throughout your offering statement. Please revise your disclosure to clarify this inconsistency.

Limit on Amount a Non-Accredited Investor can Invest, page 19

6.   Please disclose how you have confirmed that investors are not spending more than 10% of their assets. Refer to Rule 251 (d)(2)(i)(C).

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.

                                      Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Markley S. Roderick, Esq.